                                             Filed Pursuant to Rule 424 (b) (3)
                                             Registration No. 33-99994


                        CORPORATE PROPERTY ASSOCIATES 12
                                  INCORPORATED

                      SUPPLEMENT DATED JANUARY 27, 1997 TO

                       PROSPECTUS DATED OCTOBER 21, 1996
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                       DESCRIPTION OF PROPERTIES (PAGE 2)

     This section sets forth information on the Company's acquisition of two parcels of land containing office, research and development and manufacturing facilities leased to Spectrian Corporation, a parcel of land containing an office and warehouse facility leased to Knogo North America, Inc., a parcel of land containing a retail sales facility leased to Garden Ridge, L.P. and two parcels of land containing manufacturing, office, warehouse and parking facilities leased to the Scott Companies.

                             THE OFFERING (PAGE 11)

     This section sets forth information on the sale of Shares and the issuance of Shares to Shareholders.

     Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                           DESCRIPTION OF PROPERTIES

DESCRIPTION OF PROPERTY LEASED TO SPECTRIAN CORPORATION

     General

     On November 19, 1996, Corporate Property Associates 12 Incorporated (the "Company"), through a subsidiary (the "Spectrian Subsidiary"), purchased from Spectrian Corporation ("Spectrian") office, research and development and manufacturing facilities (the "Spectrian Facilities") consisting of two buildings containing approximately 141,787 square feet of space, located on two separate parcels of land totaling approximately 9.3 acres in Santa Clara County, California. The Spectrian Facilities are suitable and adequate for the uses for which they are intended. The cost of the Spectrian Facilities will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the Spectrian Facilities by the Spectrian Subsidiary, the Spectrian Subsidiary entered into a net lease (the "Spectrian Lease") with Spectrian for the Spectrian Facilities. Material terms of the Spectrian Lease are described below.

  PURCHASE TERMS

     The cost to the Company of acquiring the Spectrian Facilities, including the Acquisition Fee payable to an Affiliate of the Advisor, was $17,643,979, an amount less than the leased fee Appraised Value of the Spectrian Facilities. An Acquisition Fee of $441,099 was paid to W.P. Carey & Co., an Affiliate of the Advisor. W.P. Carey & Co. will receive a Subordinated Acquisition Fee of $352,879, payable over an eight year period, but only if the Company satisfies the Preferred Return.

  DESCRIPTION OF THE LEASE

     General

     The Spectrian Lease is absolutely net and bondable and in normal financeable form. Spectrian will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Spectrian Facilities, except for the Spectrian Subsidiary's debt service and income taxes. In the opinion of management of the Company, the Spectrian Facilities are adequately covered by insurance.

     Term

     The initial term of the Spectrian Lease (the "Initial Term") is 15 years, followed by three five-year renewal terms at the option of Spectrian (each, an "Extended Term").

     Rent

     The initial annual rent ("Basic Rent") under the Spectrian Lease is $1,925,000, payable quarterly in advance in equal installments of $481,250. Additionally, the Spectrian Lease provides that at the end of the third year of the Initial Term and at the end of each additional third year of the Initial Term and each Extended Term thereafter, the annual rent for each of the following three years of the such will be adjusted by a formula that would increase the annual rent by 75% of the cumulative increase in the Consumer Price Index over the immediately preceding three years, but such increase shall not exceed 4.5% for any one year during such three-year period.

     Right of First Refusal

     The Spectrian Lease provides Spectrian with a right of first refusal to purchase the Spectrian Facilities. In the event the leased premises are contracted for sale by the Company to a third party, the Company shall give written notice to Spectrian of such sale. Spectrian has the option to elect to purchase the Spectrian Facilities for the period of 15 days following receipt of such notice, at a price equal to the contract price agreed to between the Company and the third party. Spectrian may exercise this right upon each proposed sale of the Spectrian Facilities within the first ten years of the Spectrian Lease and may exercise this right only once after the tenth year of the Spectrian Lease.

  DESCRIPTION OF FINANCING

     The Company is seeking mortgage financing for the Spectrian Facilities, but has not yet obtained a commitment with respect to any such mortgage financing. There can be no assurance that the Company will obtain such mortgage financing.

  DESCRIPTION OF SPECTRIAN

     Spectrian is a leading independent supplier of highly linear amplifiers to wireless communication infrastructure equipment manufacturers. Spectrian's amplifiers increase the linearity and power of radio frequency signals, and are critical components for enabling low distortion transmission of signals within wireless communications networks. Spectrian's amplifiers improve spectrum efficiency, allow lower capital costs per subscriber, enhance the quality and reliability of service and help service providers achieve rapid and large scale deployment of infrastructure equipment.

     Financial statements of Spectrian are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for Spectrian over the last three years:

                   CONSOLIDATED STATEMENT OF OPERATIONS DATA

                                                                     YEAR ENDED MARCH 31,
                                                            ---------------------------------------
                                                               1994          1995          1996
                                                            -----------   -----------   -----------
Results of Operations Data:
Gross Revenues............................................  $37,859,000   $62,478,000   $72,113,000
Costs and Expenses........................................   37,741,000    57,226,000    67,353,000
Income (loss) from operations.............................     (549,000)    5,473,000     5,480,000
Net income (loss).........................................  $  (549,000)  $ 5,473,000   $ 5,480,000

                        CONSOLIDATED BALANCE SHEET DATA

                                                                       AS OF MARCH 31,
                                                           ----------------------------------------
                                                               1994          1995          1996
                                                           ------------   -----------   -----------
Balance Sheet Data:
Cash and cash equivalents................................  $  3,125,000   $ 8,420,000   $ 1,116,000
Net accounts receivable..................................     8,587,000    10,620,000    11,980,000
Inventories..............................................     3,546,000     4,785,000     7,229,000
Total assets.............................................    20,965,000    45,070,000    55,922,000
Total indebtedness.......................................    11,200,000     8,014,000    11,084,000
Common stock.............................................           940        50,027        51,956
Stockholders' equity.....................................   (14,840,000)   37,056,000    44,838,000

  DESCRIPTION OF PROPERTY LEASED TO KNOGO NORTH AMERICA INC.

     General

     On December 24, 1996, the Company, through a subsidiary (the "Knogo Subsidiary"), purchased from Knogo North America Inc. ("Knogo") an office and warehouse facility (the "Knogo Facility") consisting of one building containing approximately 49,381 square feet of space located a parcel of land totaling approximately eight acres in Suffolk County, New York. The Knogo Facility is suitable and adequate for the use for which it is intended. The costs of the Knogo Facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the Knogo Facility by the Knogo Subsidiary, the Knogo Subsidiary entered into a net lease (the "Knogo Lease") with Knogo for the Knogo Facility. Material terms of the Knogo Lease are described below.

  PURCHASE TERMS

     The cost to the Company of acquiring the Knogo Facility, including the Acquisition Fee payable to an Affiliate of the Advisor, was $4,925,000, an amount less than the leased fee Appraised Value of the Knogo Facility. An Acquisition Fee of $123,125 was paid to W.P. Carey & Co., an Affiliate of the Advisor. W.P. Carey & Co. will receive a Subordinated Acquisition Fee of $100,000, payable over an eight-year period, but only if the Company satisfies the Preferred Return.

  DESCRIPTION OF THE LEASE

     General

     The Knogo Lease is absolutely net and bondable and in normal financeable form. Knogo will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Knogo Facility, except for the Knogo Subsidiary's debt service and income taxes. In the opinion of management of the Company, the Knogo Facility is adequately covered by insurance.

     Term

     The initial term of the Knogo Lease (the "Initial Term") is 20 years, followed by one four-year renewal term at the option of Knogo (the "Extended Term").

     Rent

     The initial annual rent ("Basic Rent") under the Knogo Lease is $524,000, payable quarterly in advance, in equal installments of $131,000. Additionally, the Knogo Lease provides that at the end of the third year of the Initial Term and at the end of each additional third year of the Initial Term thereafter, and the end of the first year of the Extended Term, the annual rent for each of the following three years of such term will be adjusted by a formula that would increase the annual rent by 75% of the cumulative increase in the Consumer Price Index over the immediately preceding three years.

  DESCRIPTION OF FINANCING

     The Company is seeking mortgage financing for the Knogo Facility, but has not yet obtained a commitment with respect to any such mortgage financing. There can be no assurance that the Company will obtain such mortgage financing.

  DESCRIPTION OF KNOGO

     Knogo is engaged in the design, manufacture, sale, installation and servicing of a complete line of electronic article surveillance equipment.

     Financial statements of Knogo are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for Knogo over the last three years:

                   CONSOLIDATED STATEMENT OF OPERATIONS DATA

                                                                           TEN MONTHS
                                                            YEAR ENDED       ENDED        YEAR ENDED
                                                           FEBRUARY 28,   DECEMBER 31,   DECEMBER 31,
                                                               1994           1994           1995
                                                           ------------   ------------   ------------
Results of Operations Data:
Gross revenues...........................................  $ 29,618,000   $20,681,000    $29,404,000
Costs and Expenses.......................................    28,856,000    23,539,000     27,463,000
Net income (loss)........................................  $    123,000   $(2,833,000)   $ 1,731,000

                        CONSOLIDATED BALANCE SHEET DATA

                                                                             AS OF
                                                           ------------------------------------------
                                                           FEBRUARY 28,   DECEMBER 31,   DECEMBER 31,
                                                               1994           1994           1995
                                                           ------------   ------------   ------------
Balance Sheet Data:
Cash and cash equivalents................................  $  4,331,000   $ 1,258,000    $   409,000
Net accounts receivable..................................     5,159,000     4,742,000      9,599,000
Inventories..............................................     8,553,000     6,335,000      5,954,000
Total assets.............................................    34,583,000    26,522,000     29,338,000
Total indebtedness.......................................     7,528,000     5,634,000      6,669,000
Common stock.............................................        54,000        56,000         57,000
Stockholders' equity.....................................    27,055,000    20,888,000     22,669,000

  DESCRIPTION OF PROPERTY LEASED TO GARDEN RIDGE, L.P.

     General

     On December 16, 1996, the Company, through a subsidiary (the "Garden Ridge Subsidiary"), purchased from Butler Real Estate Inc. ("Butler") a retail sales facility (the "Garden Ridge Facility") consisting of a building containing approximately 142,000 square feet of space located on approximately 12.83 acres of land in Tulsa County, Oklahoma. The Garden Ridge Facility is suitable and adequate for the use for which it is intended. The costs of the Garden Ridge Facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Prior to the acquisition of the Garden Ridge Facility by the Garden Ridge Subsidiary, Butler entered into a net lease, an assignment of leases and a rent commencement date and amendment to lease agreement (the "Garden Ridge Lease and Amendments") with Garden Ridge for the Garden Ridge Facility. On December 12, 1996, Garden Ridge entered into an Amendment to Lease with the Garden Ridge Subsidiary evidencing the assignment of Butler's rights as Landlord under a net lease to the Garden Ridge Subsidiary. Material terms of the Garden Ridge Lease and Amendments are described below.

  PURCHASE TERMS

     The cost to the Company of acquiring the Garden Ridge Facility, including the Acquisition Fee payable to an Affiliate of the Advisor, was $8,062,295, an amount less than the leased fee Appraised Value of the Garden Ridge Facility. An Acquisition Fee of approximately $213,830 was paid to W.P. Carey & Co., an Affiliate of the Advisor. W.P. Carey & Co. will receive a Subordinated Acquisition Fee of approximately $161,170, payable over an eight year period, but only if the Company satisfies the Preferred Return.

  DESCRIPTION OF THE LEASE

     General

     The Garden Ridge Lease is absolutely net and bondable and in normal financeable form. Garden Ridge will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Garden Ridge Facility, except for the Garden Ridge Subsidiary's debt service and income taxes. In the opinion of management of the Company, the Garden Ridge Facility is adequately covered by insurance.

     Term

     The initial term of the Garden Ridge Lease (the "Initial Term"), which commenced on October 11, 1995, is 20 years, followed by four five-year renewal terms at the option of Garden Ridge (each, an "Extended Term").

     Rent

     The annual rent ("Basic Rent") for the first five years of the Initial Term under the Garden Ridge Lease is $854,164, payable in equal monthly installments of $71,180.33. Additionally, the Garden Ridge Lease provides that at the end of the fifth year of the Initial Term and at the end of each additional fifth year of the Initial Term and each Extended Term thereafter, the annual rent for each of the succeeding five years of the term will be adjusted by a formula that would increase the annual rent the lesser of (a) 110% of the annual Basic Rent for the immediately preceding lease year and (b) the Consumer Price Index ("CPI") adjusted rent which is an amount equal to the product of one month's Basic Rent times one plus a fraction, the numerator which is 20 times the difference between the CPI most recently published at the time of calculation minus the CPI as published at the time Garden Ridge commenced payment of Basic Rent ("Base CPI"), and the denominator which shall be the Base CPI.

  DESCRIPTION OF FINANCING

     The Company has obtained a non-recourse mortgage loan for the Garden Ridge Facility in the amount of $4,600,000 from GMAC Commercial Mortgage Corporation ("GMAC"). The GMAC financing, which closed on December 27, 1996, has a term of ten years, a fixed interest rate of 8.72% and will require monthly payments of interest and principal of $37,724.89 based upon a 30 year amortization schedule, commencing on February 1, 1997. The GMAC financing may not be prepaid in whole or in part before December 31, 2000. Commencing January 1, 2001 and continuing through and including June 20, 2006, the GMAC financing may be prepaid upon not less than 45 and not more than 90 days prior written notice by the Company.

  DESCRIPTION OF GARDEN RIDGE

     Garden Ridge is an arts and crafts specialty retailer.

     Financial statements of Garden Ridge are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for Garden Ridge over the last three years:

                   CONSOLIDATED STATEMENT OF OPERATIONS DATA

                                                                        YEAR ENDED
                                                        -------------------------------------------
                                                        JANUARY 30,     JANUARY 29,     JANUARY 28,
                                                           1994            1995            1996
                                                        -----------     -----------     -----------
Results of Operations Data:
Gross revenues......................................    $24,025,000     $38,064,000     $55,759,000
Operating expenses..................................     19,393,000      30,071,000      44,482,000
Income(loss) from operations........................      4,632,000       7,993,000      11,277,000
Net income (loss)...................................    $ 2,057,000     $ 3,590,000     $ 6,725,000

                        CONSOLIDATED BALANCE SHEET DATA

                                                                          AS OF
                                                       --------------------------------------------
                                                       JANUARY 29,     JANUARY 28,
                                                          1995            1996           JULY 28,
                                                       -----------     -----------         1996
                                                                                       ------------
                                                                                       (UNAUDITED)
Balance Sheet Data:
Cash and cash equivalents..........................    $   117,000     $ 7,544,000     $ 33,786,000
Accounts receivable................................        330,000         906,000        2,756,000
Inventories........................................     16,566,000      27,850,000       46,854,000
Total assets.......................................     43,992,000      73,326,000      127,946,000
Total indebtedness.................................     28,725,000      17,795,000       21,001,000
Common stock.......................................         47,000          79,000           91,000
Stockholders' equity...............................      7,922,000      55,531,000      106,945,000

  DESCRIPTION OF PROPERTY LEASED TO SCOTT COMPANIES, INC.

     General

     On January 23, 1997, the Company, through a wholly-owned subsidiary (the "Scott Subsidiary"), purchased from Scott Co. of California ("Scott") the manufacturing, office, warehouse and parking facilities of Scott (the "Scott Facilities") consisting of 432,000 square feet of space located on two separate parcels of land totaling approximately 24 acres in Alameda County, California. The Scott Facilities are suitable and adequate for use as manufacturing, office, warehouse and parking facilities. The cost of the Scott Facilities will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the Scott Facilities by the Scott Subsidiary, the Scott Subsidiary entered into a net lease (the "Scott Lease") with Scott for the Scott Facilities. The obligations of Scott under the Scott Lease were guaranteed by the Scott Companies, Inc., the sole shareholder of Scott. Material terms of the Scott Lease are described below.

     Purchase Terms

     The cost to the Company of acquiring the Scott Facilities, including the Acquisition Fee payable to an Affiliate of the Advisor, was $17,910,000, an amount less than the leased fee Appraised Value of the Scott Facilities. An Acquisition Fee of $450,000 was paid to W.P. Carey & Co., an Affiliate of the Advisor. W.P. Carey & Co. will receive a Subordinated Acquisition Fee of $360,000, payable over an eight year period, but only if the Company satisfies the Preferred Return.

  DESCRIPTION OF THE LEASE

     General

     The Scott Lease is absolutely net and bondable and in normal financeable form. Scott will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Scott Facilities, except for the Company's debt service and income taxes. In the opinion of management of the Company, the Scott Facilities are adequately covered by insurance.

     Term

     The initial term of the Scott Lease (the "Initial Term") is 20 years, followed by three five-year renewal terms (each, an "Extended Term") at the option of Scott.

     Rent

     The initial annual rent ("Basic Rent") under the Scott Lease is $1,94,850 payable quarterly in advance, in equal installments of $485,212.50. Additionally, the Scott Lease provides that at the end of the third year of the Initial Term and at the end of each additional third year of the Initial Term and each Extended Term thereafter, the annual rent for each of the next three years of the term will be adjusted by a formula that would increase the annual rent by the cumulative increase in the Consumer Price Index over the immediately preceding three years, but not in excess of 4% for any one year during such three year period.

     Right of First Refusal

     The Scott Lease provides Scott with a right of first refusal to purchase the Scott Facilities. In the event the leased premises are contracted for sale by the Company to a third party, the Company shall give written notice to Scott of such sale. Scott has the option to elect to purchase the Scott Facilities for the period of 15 days following receipt of such notice, at a price equal to the contract price agreed to between the Company and the third party. Scott may exercise this right upon each proposed sale of the Scott Facilities within the first ten years of the Scott Lease and may exercise this right only once after the tenth year of the Scott Lease.

  DESCRIPTION OF FINANCING

     The Company is seeking mortgage financing for the Scott Facilities, but has not yet obtained a commitment with respect to any such mortgage financing. There can be no assurance that the Company will obtain such mortgage financing.

  DESCRIPTION OF SCOTT

     Scott builds, installs and supports the entire mechanical plant of industrial and commercial developments and retrofits. Scott works on a wide variety of projects that include facilities for aerospace and semiconductors refineries, power plants, hospitals, office buildings, shopping malls and multi-residential complexes. Scott is capable of providing a total mechanical construction project and, licensed as a general contractor, can participate as a turn key prime contractor with the ability to engage subcontractors or can act strictly as a subcontractor.

     The following is a summary of selected financial data for Scott Companies, Inc. over the last three years:

                    CONSOLIDATED STATEMENT OF EARNINGS DATA

                                                                  YEAR ENDED APRIL 30,
                                                     ----------------------------------------------
                                                         1994             1995             1996
                                                     ------------     ------------     ------------
Contract revenues..................................  $108,731,784     $127,971,182     $153,492,464
Contract costs.....................................    91,990,639      110,043,579      135,142,303
Gross profits on contracts.........................    16,741,145       17,927,603       18,350,161
Net earnings.......................................  $    577,068     $    795,325     $    746,658

                        CONSOLIDATED BALANCE SHEET DATA

                                                                      AS OF APRIL 30,
                                                        -------------------------------------------
                                                           1994            1995            1996
                                                        -----------     -----------     -----------
Balance Sheet Data:
Cash and cash equivalents.............................  $ 1,338,501     $   750,965     $   352,158
Net accounts receivable...............................   23,528,495      38,068,775      40,936,588
Total assets..........................................   57,595,069      74,159,389      74,841,020
Total indebtedness....................................   45,673,806      61,911,132      62,568,852
Common stock..........................................    5,306,772       5,058,423       4,707,235
Stockholders' equity..................................   11,921,263      12,248,257      12,272,168

                                  THE OFFERING

     On December 13, 1996, the Company issued 2,562,364 shares to investors in return for $25,578,409 in net proceeds previously held in escrow. As of December 13, 1996, the Company has issued a total of 15,679,085 shares in exchange for gross proceeds of $148,867,211.